June 27, 2006

Mark Shapiro
Chief Executive Officer
Six Flags, Inc.
1540 Broadway, 15th Floor
New York, NY 10036

RE: **Six Flags, Inc.**
File No. 001-13703
Form 10-K: For the Fiscal Year Ended December 31, 2005

Dear Mr. Shapiro:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief